DOVE ENERGY INC.

800-6th Avenue SW, Suite 410
Calgary, Alberta
Canada T2P 3G3
Telephone: (403) 612-1980

Website: http://www.doveenergyinc.com

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

February 4, 2009

Re: Dove Energy Inc.

Amendment No. 2 to Registration Statement on Form 20-F

Filed December 10, 2008

File No: 0-53479

Dear Mr. Schwall:

This letter is in response to comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the filing made by Dove Energy Inc. contained in your letter dated January 12, 2009 (“Comment Letter”).  The headings and numbers below refer to similar headings and numbers contained in the Comment Letter. Capitalized terms used herein not otherwise defined in this letter shall have the meaning given to them in the Form Forms 20-F.

Form 20-F

General

1.

The Form 20-F registration statement will become automatically effective 60 days from the date of the first filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

Response: The Company notes the Staff’s comments.

2.

You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure had changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Response: The Company notes the Staff’s comments and will respond as requested.

3.

Please provide updated disclosure with each amendment and that the disclosure is consistent throughout the filing. For example, we note that you have provided financial information for the nine months ended September 30, 2008, but that at page 19 you state that you had “$30,399.20 of oil/gas production revenue during the first quarter of Fiscal 2008 and, anticipate about $91,197.60 in oil/gas production revenue for the remainder of Fiscal 2008.”

Response: The Company notes the Staff’s comments and has updated the disclosure to make it consistent.

4.

Please assure that the information in your filing is consistent with the information disclosed in your website. For example, we note your statement at page 19 that you have “interests in a total of 13 Mineral/Surface leases located in south east Alberta, Canada,” and the statement on your website that “Dove has strategically acquired high interests in 15 sections of land in South East Alberta.”

Response: The Company notes the Staff’s comments and has updated the disclosure to make it consistent as required.

Facing Sheet

5.

This section has been amended by Release No. 33-8879: Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards without Reconciliation to U.S, GAAP, effective March 4, 2008. As such, you are required to identify by check mark the basis of accounting you have used to prepare the financial statements included in your filing. Please modify the facing sheet as appropriate.

Response:The facing sheet has been amended as required.

Forward-Looking Statements, page 5

6.

We note your statement at page five that you would like to “take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.” However, the safe harbor for forward-looking statements provided by Section 21E of the Exchange Act is not available to penny stock issuers. In this regard, we note your disclosure at page 15 that your common shares are subject to the “Penny Stock” Rules. Please revise to remove any reference to the safe harbor for forward-looking statements from the registration statement. See also our comment number 15 below.

Response:The referenced language has been removed from page 5 of the Form 20-F.

7.	Please remove the word “will” from the list of words identifying forward-looking statements.

Response:The referenced language has been removed from page 5 of the Form 20-F.

Selected Financial Data, page 7

8.

Please expand your table to include comparative date for the interim periods provided, as required by Item 3.A.a of Form 20-F. In this regard, if selected financial data for interim periods is provided, comparative date from the same period in the prior financial year shall also be provided, except that the requirement for comparative balance sheet data is satisfied by presenting the year end balance sheet information.

Response:The Selected Financial Data table on Page 7 of the Form 20-F has been expanded as required.

9.

Please modify the column description for the selected financial data for the period reflected as “Year Ended Dec. 31, 2005’ to clearly indicate the column represents the period from inception (February 15, 2005) to December 31, 2005.

Response:The column description on Page 7 of the Form 20-F has been modified as required.

Risk Factors, page 10

10.

Please avoid statements that mitigate the risk you present. For example, rather then stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly.

Response: The Company notes the Staff’s comments and has revised the disclosure on pages 10 and 17 of the Form 20-F in response to the Staff’s comments.

11.

Please revise the subheadings to your risk factors so that, rather than merely stating a fact, they disclose the risk to the company or an investor. Also, note that it is not sufficient to merely state that your business, operations, or revenues may be adversely affected. For example, the risk factors “ Our ability to continue as a going concern,” “ Control by Existing Shareholders; Anti-Takeover Effects,” “No Established Public Trading Market,” and “Possible Volatility of Stock Price” require revision.

Response: The Company has amended the subheadings of the risk factors as required on Pages 11, 15 and 17 of the Form 20-F in response to the Staff’s comments.

12.	Please include a risk factor addressing the fact that some of your officers will devote less than 100% of their time to your business.

Response: The requested risk factor has been added on page 17 of the Form 20-F in response to the Staff’s comments.

13.

We note your statement that you “will require substantial additional capital to participate in the development of your properties which have not had any production of our oil or natural gas…” However, we note contrasting disclosure on page 19 within MD&A that “The Company had $169,343.58 of oil/gas production revenue during Fiscal 2007; $30,399.20 of oil/gas production revenue during the first quarter of Fiscal 2008 and, anticipates about $91,197.60 in oil/gas production revenue for the remainder of Fiscal 2008.” Please modify your disclosure under this heading to be consistent with your current operational status.

Response:The disclosure has been modified on page 11 of the Form 20-F in response to the Staff’s comments.

History and Development of the Company, page 18

14.	Please clarify and expand your reference to the Nisku oil accumulation in its assets.

Response:The disclosure has been clarified and expanded on page 19 of the Form 20-F in response to the Staff’s comments.

Business Overview, page 19

15.	Please indicate in this section that you have three wells producing gas that currently provide revenue to the Company and that have historically provided revenue to the Company.

Response:The disclosure has updated on page 20 of the Form 20-F in response to the Staff’s comments.

Property, Plant and Equipment, page 21

16.	Please define geologic or technical terms not understood by the average investor, or if such terms cannot be defined in the text, include a glossary of such terms.

Response:A glossary of geological and technical terms has been added on page 22 of the Form 20-F in response to the Staff’s comments.

Controls and Procedures, page 27

17.

You are not required to provide disclosure regarding internal control over financial reporting or disclosure controls and procedures in a registration statement. To the extent you retain such disclosure, please render a conclusion as to the effectiveness of your internal control over financial reporting and disclosure controls and procedures. Please also note that the certifications you provide are not required to be filed with a registration statement, but that if you retain the certifications you will have to retain the disclosure in this disclosure in this section and provide conclusions as to effectiveness. Lastly, if you retain disclosure regarding internal control over financial reporting and disclosure controls and procedures please move it to a more appropriate portion of the filing.

Response:The disclosure has been removed on page 33 of the Form 20-F in response to the Staff’s comments, as it is not required.

Management’s Discussion and Analysis of Financial Condition, page 27

18.	Please provide a discussion of your operating results for the interim periods for which you provide financial statements.

Response:The required disclosure has been added on page 33 of the Form 20-F in response to the Staff’s comments.

19.

Please update you discussion under this heading for your results for the quarterly period ended September 30, 2008. In this regard, Item 5 of Form 20-F requires a registrant to “Discuss the company’s financial condition, changes in financial condition and results of operations for each year and interim period for which financial statements are required, including the causes of material changes from year to year in financial statement line items, to the extent necessary for an understanding of the company’s business as a whole.”

Response:The required disclosure has been added on page 33 of the Form 20-F in response to the Staff’s comments.

Safe harbor (Forward Looking Information), page 35

20.

We note the disclosure under this heading and agree to its appropriateness within this filing. However, in as much as you are not entitled to rely upon the safe harbor provisions of the PLSRA, such disclosure should be relocated within this filing to a more appropriate place. Please move the disclosure provided under this subheading to a more appropriate place in this section. See also our comment number 5 above.

Response:The forward looking disclosure has relocated to page 33 of the Form 20-F in response to the Staff’s comments. Please also refer to our response above to Comment 5.

Directors, Senior Management and Employees, page 35

21.	Please disclose the name of the senior oil and gas producer with whom Mr. Ufondu is involved.

Response:The required disclosure has been added on page 43 of the Form 20-F in response to the Staff’s comments.

Major Shareholders and Related Party Transactions, page 38

22.	Please disclose whether these transactions were on terms no less favorable than could have been obtained from unaffiliated third parties.

Response:The required disclosure has been added on page 47 of the Form 20-F in response to the Staff’s comments.

23.

We note your disclose under this heading that “As at December 31, 2006, $75,000 was outstanding relating to monies from share subscriptions that were not received by the Corporation.” We further note you report a $75,000 balance at December 31, 2006 in the line item titled “Due from Related Parties.” Please tell us whether this transaction represents capital stock issued to officers or other employees as contemplated by SAB Topic 4E wherein the amount recorded as a receivable at December 31, 2006 should be presented in the balance sheet as a deduction from stockholders’ equity, or otherwise advise.

Response:The stock was not issued to officers or employees.

Additional Information, page 41

Statements by experts, page 50

24.

Please note Item 10.G of Form 20-F requires an accountant’s consent to be filed when an audit report is included in the filing. Instruction 1 to that Item clarifies that a consent need not to be filed in annual reports on Form 20-F. However, the consent is required in an Exchange Act registration statement on Form 20-F. The consent should be dated as a close as practicable to the effective date of the registration statement on Form 20-F, in the same manner as a 1993 Act registration statement.

Response:The Auditors Consent is included with this amended filing.

Taxation, page 70

25.

Please eliminate all statements that refer to the discussion provided in this section as being a summary or for general information only. In addition, eliminate any statement that U.S. Holders and prospective U.S. Holders should consult their own financial advisor, legal counsel or accountant although you may suggest this course of action.

Response:The statements have been removed as requested; see pages 53 through 58 of the Form 20-F.

Quantitative and Qualitative Disclosures About Market Risk, page 76

26.     Please provide the information required by Item 11.B of Form 20-F.

Response:Item 11.B of Form 20-F has been amended to reflect that no disclosure is required because the Company does not face the type of risks contemplated by the Item.

Financial Statements

General

27.

Please tell us how you have considered the financial accounting and reporting requirements of FAS 7 for development stage enterprises. In this regard, we note your statement on page 10 under Risk Factors that “We have yet to generate any significant revenues from operations and have been focused on organizational, start-up, property acquisition, and fund raising activities.” Refer to paragraphs 8 and 9 of FAS 7 for further guidance.

Response: We have reviewed FAS 7, and according to paragraph 8, “an enterprise is considered to be a development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exist:

(a)	Planned principal operations have not commenced.

(b)	Planned principal operations have commenced, but there has been no significant revenue therefrom.”

As a development and exploration Oil and Gas Company, we feel that our planned principal operations are to explore and develop potential oil and gas assets and therefore FAS 7 paragraph 8 (a) would not exist

For interpretation of significance we referred to FAS69 paragraph 8 for guidance. We considered specifically sections (a) and (c) within that paragraph, whereby the significance for revenues is defined to be 10% or greater of total revenues and the identifiable assets of oil and gas producing activities are 10% or greater of the total assets of the Company. Revenues from oil and gas producing activities comprise approximately 94% of the gross revenues of the Company. With respect to the assets we considered only those assets related to the proved reserves, which comprise approximately 47% of the total assets. Based on the combination of the significance of these items in relation to the Company we considered that we met the significance test and therefore condition (b) does not exist.

As these two conditions set forth in FAS 7 do not exist, we can conclude that the Company is not a development stage enterprise.

We have revised our wording on page 11 to properly reflect the status of the Company.

Report of the Independent Registered Public Accounting Firm

28.

We note the second paragraph of the audit opinion references ‘the Public Corporation Accounting Oversight Board (United States)’ instead of the ‘Public Company Accounting Oversight Board (United States).’ Please have your auditors modify this statement to comply with paragraph 5 of the PCAOB’s Auditing Standard Number 1, as appropriate.

Response:The statement has been modified as requested; see page F-2 of the Financial Statements.

29.

We note your auditors have only opined on your financial statements for the two fiscal years ended December 31, 2006 and 2007. However, we note you include within your Statements of Loss, Statement of Changes in Stockholders’ Equity, and Statement of Cash Flows, the period from inception (February 15, 2005) to December 31, 2005. Based on your inclusion of the financial information for 2005 throughout your filing, please explain why this information has not been audited or otherwise advise.

Response:When our auditors conducted the 2006 audit, they actually conducted the audit for the Company from February 2005 to December 31, 2006.  The 2005 financials were included in the 2006 audit and were in fact audited at that time.  A separate audit for 2005 was not conducted at December 31, 2005 due to the fact that the company had very little transactions and management felt an audit at that time was unnecessary.  Of course this changed in 2006, and the audit was conducted with the 2006 audit.

Balance Sheets, page 3

30.

We note your disclosure on page 14 under Risk Factors and similar disclosure within footnote one on page seven that “The Corporation is in the process of exploring its oil and gas properties and has not yet determined whether these properties contain reserves that are economically recoverable.” Based on this disclosure, please explain why you report proven petroleum and natural gas assets totaling $616,403 and $554,675 as of December 31, 2006 and 2007. Refer to the definition of proved oil and gas reserves under Appendix A to item 4.D of Form 20-F.

Response:We have revised the disclosure on page 15 of the Form 20-F in response to the Staff’s comments.

Statements of Loss, page 4

31.

We note you have reported “Gas Revenue” for each of the periods presented. Please tell us how you have complied with the disclosure requirements of Appendix A, items (a) and (b) to item 4.D of Form 20-F or Guide 2 relating to oil and gas operations.

Response:We have revised our disclosure on page 28 of the Form 20-F in response to the Staff’s comments.

32.	Please tell us and expand your MD&A and footnote disclosure, as appropriate, to explain the nature of the revenue item titled “Income” and the expense item titled “Operational costs.”

Response: We have revised our MD&A disclosure on page 35 of the Form 20-F and will review the financial statement disclosure and descriptions on future filings.

Certifications

33.	Please note you are not required to file certifications pursuant to Section 302 of the Sarbanes-Oxley Act for registration statements filed on Form 20-F.

Response:The certifications have been removed, as they are not required.

Engineering Comments

General

34.	Please expand your disclosure to include all items from Industry Guide 2 that are relevant to you.

Response:We have revised our disclosure beginning on Page 28 of the Form 20-F.

Risk Factors, page 10

We expect losses to continue in the future because we have no oil and gas reserves…..page 14

35.

Please reconcile the claim of no reserves in this risk factor with your disclosure concerning the reserves you indicate are on the Dove Energy Bow Island property on page 24. Clarify your disclosure to state the reserves that are net to your interest.

Response:We have revised our disclosure on Page 15 of the Form 20-F to remove the claim of no reserves in response to the Staff’s comments.

Estimated Reserve, page 24

36.

There are no SEC definitions for proven, recoverable or potential oil or gas reserves. Please remove these terms from you document. Please include only proved reserves that meet the definition found in Rule 4-10(a) of Regulations S-X.

Response:We have removed these terms as requested and updated the disclosure on Page 28 of the Form 20-F in response to the Staff’s comments.

Financial Statements

37.

If you have proved reserves include as unaudited supplemental information on oil and natural gas operations a reserve table of year-to-year reserve changes as directed by SFAS 69 paragraph 11. Include the Standardized Measure at year end for each year that you report proved reserves. See paragraph 30 of SFAS 69. Please also disclose the aggregate change in the Standardized Measure for each year you report it. See paragraph 33 of SFAS 69.

Response:We have provided a reserve table on Page 28 of the Form 20-F in response to the Staff’s comments.

38.	Please expand your disclosure to comply with all other requirements of SFAS 69 that are relevant to you.

Response: We have reviewed SFAS 69 and have made the disclosure adjustments that are relevant; see pages 28 through 31 of the Form 20-F.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate or review. Please understand that we may have additional comments after reviewing you amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors requires for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: We note the Staff’s comments.

I trust that with these responses, your comments have been satisfied.  As indicated above, the amended Form 20-F to include the above information will be filed on EDGAR.  In the meantime, if you have any further questions or require any further information; please do not hesitate to contact the undersigned.

Yours very truly,

/s/ Kene Ufondu

Chief Executive Officer

c.c. Jennifer O’Brien, SEC